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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

                                 (RULE 14d-100)

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
                OR 13(e)(1)OF THE SECURITIES EXCHANGE ACT OF 1934

                          GAM AVALON MULTI-EUROPE, LLC
                       (Name of Subject Company (issuer))

                     GAM AVALON MULTI-EUROPE, LLC (OFFEROR)
(Name of Filing Persons (identifying status as offeror, issuer or other person))

                   UNITS OF LIMITED LIABILITY COMPANY INTEREST
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                            JOSEPH J. ALLESSIE, ESQ.
                     C/O GLOBAL ASSET MANAGEMENT (USA) INC.
                              135 EAST 57TH STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 407-4600
            (Name, address and telephone number of person authorized
               to receive notices and communications on behalf of
                               the filing persons)

                                 WITH A COPY TO:
                           CHRISTOPHER M. WELLS, ESQ.
                              COUDERT BROTHERS LLP
                           1114 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10036
                                 (212) 626-4400

                            CALCULATION OF FILING FEE

================================================================================
Transaction Valuation: $1,517,970  (a)        Amount of Filing Fee: $303.60  (b)
================================================================================

    (a) Calculated as the aggregate maximum purchase price for limited liability company interests.
    (b) Calculated at 1/50th of 1% of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                Amount Previously Paid:  $213.53
                Form or Registration No.:  Schedule TO
                Filing Party:  GAM Avalon Multi-Europe, LLC
                Date Filed:  May 15, 2002


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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         This Tender Offer Statement on Schedule TO relates to the Offer (as defined below) by GAM Avalon Multi-Europe, LLC, a Delaware limited liability company and a fund registered under the Investment Company Act of 1940, as amended, as a closed-end, non-diversified, management investment company (the "Fund"), to purchase up to ten percent (10%) of the outstanding limited liability company units of the Fund ("Units"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(2) and (a)(3), respectively (which, as they may be amended or supplemented from time to time, together constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal, including all schedules and annexes thereto, is hereby incorporated by reference in response to Items 1-11 of this Schedule TO.


ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a) The name of the filing person is GAM Avalon Multi-Europe, LLC. The Fund's principal executive office is located at 135 East 57th Street, New York, New York 10022 and the telephone number is (212) 407-4600. The Advisor of the Fund is Global Asset Management (USA) Inc. (the "Advisor"). The principal executive office of the Advisor is located at 135 East 57th Street, New York, New York 10022 and the telephone number is (212) 407-4600. The Fund's Directors are Dr. Burkhard Poschadel, George W. Landau, Robert J. McGuire, and Roland Weiser. Their address is c/o Global Asset Management (USA) Inc. at 135 East 57th Street, New York, New York 10022.


ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and the Advisor or Directors of the Fund or any person controlling the Fund or controlling the Advisor or Directors of the Fund; and (ii) any person, with respect to Units. However, the Fund's Limited Liability Company Agreement dated as of January 11, 2002 (the "LLC Agreement") provides that the Fund shall be dissolved if the interest of any member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire interest in the Fund for repurchase by the Fund has not been repurchased within a period of two years of such request.


ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

(c) The Fund is contemplating changing its name to GAM Avalon Galahad, LLC. The Fund anticipates that such change, if consummated, will have no material effect on the rights or obligations of the members. Except as set forth in the first sentence of this paragraph, neither the Fund nor the Advisor nor the Directors have any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Units in the Fund (other than the Fund's intention to accept subscriptions for Units from time to time in the discretion of the Fund), or the disposition of Units in the Fund, other than as described in the Private Placement Memorandum; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the

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Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the identity of the Advisor or the Directors of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Directors of the Fund, to fill any existing vacancy for a Director of the Fund or to change any material term of the investment advisory arrangements with the Advisor; (5) a sale or transfer of a material amount of assets of the Fund
(other than as the Directors determine may be necessary or appropriate to fund all or a portion of the purchase price for Units acquired pursuant to the Offer to Purchase or in connection with the ordinary portfolio transactions of the
Fund); (6) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section
13 of the 1940 Act; or (7) any changes in the LLC Agreement or other actions that might impede the acquisition of control of the Fund by any person. Because Units are not traded in any market, Items (6), (7) and (8) of Item 1006(c) are not applicable to the Fund.


ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(b) There are no material conditions to the financing of the transaction. There are no alternate financing plans or arrangements for the transaction.


ITEM 8.   INTEREST IN SECURITIES OF THE ISSUER

(a) Neither the Advisor nor any Director of the Fund, nor any person controlling the Fund or the Advisor or any Director of the Fund, nor any associate or subsidiary of such person, holds any Units.


ITEM 9.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.


ITEM 10.  FINANCIAL STATEMENTS

(a)(1) Reference is made to the unaudited financial statements of the Fund for the period ended September 30, 2002, which are being furnished herewith as Exhibit (a)(6) and are incorporated herein by reference.

(2) The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have shares, and consequently does not have earnings per share information.

(3) Not Applicable.

(4) The Fund does not have shares, and consequently does not have book value per share information.


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(b) The Fund's assets will be reduced by the amount of the tendered Units. Thus, income relative to assets may be affected by the tender offer. The Fund does not have shares and consequently does not have earnings or book value per share information.


ITEM 11. ADDITIONAL INFORMATION

         (a)(1)   None.

         (2)      None.

         (3)      Not Applicable.

         (4)      None.

         (5)      None.

         (b)      None.


ITEM 12. EXHIBITS

         (a)(1)   Cover Letter to Offer to Purchase and Letter of Transmittal.

         (a)(2)   Offer to Purchase (with financial statements enclosed).

         (a)(3)   Form of Letter of Transmittal.

         (a)(4)   Form of Notice of Withdrawal of Tender.

         (a)(5) Forms of Letters dated January 8, 2003, from the Fund to Members in connection with acceptance of offers of tender.

         (a)(6) Unaudited financial statements of the Fund for the period ended September 30, 2002.


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     GAM AVALON MULTI-EUROPE, LLC
                                     By: Global Asset Management (USA) Inc.
                                     Advisor

                                     By: /s/ Joseph J. Allessie
                                     Name: Joseph J. Allessie
                                     Title: Authorized Signatory
November 15, 2002

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                                  EXHIBIT INDEX

EXHIBIT

         (a)(1)   Cover Letter to Offer to Purchase and Letter of Transmittal.

         (a)(2)   Offer to Purchase (with financial statements enclosed).

         (a)(3)   Form of Letter of Transmittal.

         (a)(4)   Form of Notice of Withdrawal of Tender.

         (a)(5) Forms of Letters dated January 8, 2003, from the Fund to Members in connection with acceptance of offers of tender.

         (a)(6) Unaudited financial statements of the Fund for the period ended September 30, 2002.


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